

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

November 10, 2009

Ms. Kathy Sheehan
Chief Executive and Chief Financial Officer
Art Design, Inc.
3636 S. Jason Street
Englewood, Colorado 80113

   Re: **Art Design, Inc.**
       Amendment No. 1 to Form 10-K for the Fiscal Year
       Ended December 31, 2008
       Amendments No. 1 to Forms 10-Q for the Quarterly Periods
       Ended March 31, 2009 and June 30, 2009
       Filed October 23, 2009
       File No. 000-52690

Dear Ms. Sheehan:

   We have reviewed your response letter dated October 22, 2009 and have the following comments. You should comply with these comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures, page 32

1. We note that on page 32 you revised your disclosure to make two separate conclusions that your disclosure controls and procedures are effective. Please revise your disclosure to include only one conclusion that clearly conveys whether your management, with the participation of your principal executive officer and principal financial officer, determined that your disclosure controls and procedures were effective. If you refer to the definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e), please ensure that it is clear that your determination was made based on an evaluation of the entire definition. Alternatively, you may simply state that your management, with the

participation of your principal executive officer and principal financial officer, concluded that your disclosure controls and procedures are effective.

2. You state on page 32 that as a result of your evaluation of your disclosure controls and procedures you identified no material weaknesses in your internal control over financial reporting. Please note that your conclusion regarding your internal control over financial reporting should be pursuant to a separate review; your disclosure on page 32 under the subheading "Management's Annual Report on Internal Control Over Financial Reporting" suggests that you are aware of this differentiation. Please revise to remove this language or advise us why you believe your current disclosure is appropriate. Refer to Exchange Act Rule 13a-15(c).

Item 10. Directors, Executive Officers, and Corporate Governance, page 34

3. We note your response to comment eight of our September 25, 2009 letter, and your filing of your Code of Business Ethics as an exhibit. Please revise your Form 10-K to state whether you have adopted a code of ethics, as defined in Item 406 of Regulation S-K. In this regard, we note that your Code of Ethics does not appear to comply with Items 406(b)(2) and (4) of Regulation S-K; please explain why your Code of Ethics does not address these items.

Exhibit 14

4. We note that the signature page of your Code of Business Ethics states that there are eight pages to your code, but it appears there are only seven. Please revise or advise.

Amendments No. 1 to Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009

Exhibit 31.1

5. We reissue comment 13 of our September 25, 2009 letter. Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. Because only one officer is certifying your reports, your revisions to paragraph 4 and 5 of the certification to make the language singular are permissible. Refer to our Sarbanes-Oxley Act of 2002 Frequently Asked Questions available on our website, www.sec.gov. However, your alterations to the rule reference contained in paragraph 4, and the language of subparagraph 4(d) are not permissible. Please revise.

*   *   *

You may contact Chris Chase, Staff Attorney, at (202) 551-3485 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 if you have questions regarding the comments issued. Please contact me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Wagner, Esq.
        Via Facsimile (303) 409-7650